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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT
(Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No.    )

KAISER GROUP HOLDINGS, INC.
(Name of the Issuer)

KAISER GROUP HOLDINGS, INC.
(Names of Person Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)

483059 101
(CUSIP Number of Class of Securities)

Douglas W. McMinn
President and Chief Executive Officer
KAISER GROUP HOLDINGS, INC.
9300 Lee Highway
Fairfax, Virginia 22031-1207
(703) 934-3413

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

With copies to:
Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue 47th Floor New York, NY 10166-0193	James J. Moloney, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612-4412

        This statement is filed in connection with (check the appropriate box):

        a.     ☐ The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

        b.     ☐ The filing of a registration statement under the Securities Act of 1933.

        c.     ☒ A tender offer.

        d.     ☐ None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction valuation(1):	Amount of filing fee:

$489,227	$15.02

(1)
Calculated solely for purposes of determining the filing fee, based on the odd-lot tender offer price of $29.80 per share for the eligible shares of common stock, multiplied by 16,417, the estimated maximum number of shares to be purchased in the offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Introduction

        The Company is offering to purchase for cash (the "Offer") all shares of the Company's common stock, $.01 par value per share (the "Shares" or "Common Stock"), held by stockholders that owned fewer than 100 Shares as of the close of business on October 22, 2007 (the "Record Date") and that continue to own such Shares through the expiration date for the Offer, at a purchase price of $29.80 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Offer will expire at 5:00 p.m., New York City time, on Friday, November 30, 2007, unless otherwise extended or terminated, all in accordance with applicable law. The Offer is being made pursuant an offer to purchase, dated October 25, 2007 (the "Offer to Purchase") and the related acceptance card (the "Card"), copies of which are attached hereto as exhibits. The Offer is an "odd-lot tender offer" pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, because the Offer has a reasonable likelihood of causing the Common Stock to be held of record by fewer than 300 persons, the Offer is a "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Exchange Act.

        Stockholders eligible to participate in this Offer include holders of fewer than 9,600 shares of common stock each of the Company's predecessor, Kaiser Group International, Inc. ("Kaiser International"), that have not completed the exchange for Common Stock as described in the Offer to Purchase (so long as the sum of the number of shares of Common Stock to which the holder is entitled upon such exchange and any outstanding shares of Common Stock beneficially owned by such holder is less than 100 shares of Common Stock).

        The information in the Offer to Purchase and the Card is expressly incorporated by reference into this Rule 13E-3 Transaction Statement on Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Offer to Purchase and the Card.

Item 1. Summary Term Sheet.

        The information set forth in the Offer to Purchase under the section "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   Name and Address. The name of the Company is Kaiser Group Holdings, Inc. Its principal executive offices are located at 9300 Lee Highway, Fairfax, Virginia 22031-1207, and its telephone number is (703) 934-3413.

        (b)   Securities. As of October 22, 2007, there were approximately 1,790,890 shares of the Company's common stock, $0.01 par value, outstanding.

        (c)   Trading Market and Price. The information set forth in the Offer to Purchase under the section "The Offer—Price Range of Shares; Dividends" is incorporated herein by reference.

        (d)   Dividends. The information set forth in the Offer to Purchase under the section "The Offer—Price Range of Shares; Dividends" is incorporated herein by reference.

        (e)   Prior Public Offerings. Not applicable.

        (f)    Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Person.

        (a)   Name and Address. Kaiser Group Holdings, Inc., the subject company, is the filing person. Its principal executive offices are located at 9300 Lee Highway, Fairfax, Virginia 22031-1207, and its telephone number is (703) 934-3413. The information set forth in the Offer to Purchase under the section "The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

        (b)   Business and Background of Entities. Not applicable.

        (c)   Business and Background of Natural Persons.

        (1)-(2) The information set forth in the Offer to Purchase under the section "The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference. Mr. Williams has ownership interests in a number of businesses. He is located at Frank E. Williams, Jr., P.O. Box 4004, Merrifield, Virginia 22116. Mr. Tennenbaum's principal business is located at Mark S. Tennenbaum, 445 24th Street, Santa Monica, CA 90402.

        (3)   None of the Company's executive officers or directors have been convicted in a criminal proceeding in the past five years.

        (4)   None of the Company's executive officers or directors was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        (5)   Each of the Company's executive officers and directors is a U.S. citizen.

Item 4. Terms of the Transaction.

        (a)   Material Terms. The information set forth in the Offer to Purchase under the sections "Summary Term Sheet," "Special Factors" and "The Offer" is incorporated herein by reference.

        (c)   Different Terms. This tender offer is available only to those record stockholders and beneficial owners of the Company's Common Stock that owned fewer than 100 Shares (i.e., odd-lot stockholders) as of October 22, 2007, the record date, and continue to own such Shares on the expiration date of the Offer, and is not open to all persons owning the Company's Common Stock. Holders of fewer than 9,600 shares of common stock of Kaiser International that have not completed the exchange of such shares for shares of Common Stock are also eligible to participate in the tender offer (so long as the shares of Kaiser International common stock, together with any outstanding shares of Common Stock beneficially held by such person, represent beneficial ownership of fewer than 100 shares of Common Stock).

        (d)   Appraisal Rights. "Dissenting stockholders are not entitled to any appraisal or dissenters' rights under Delaware corporate law as a result of the odd-lot tender offer discussed in this Schedule 13E-3.

        (e)   Provisions for Unaffiliated Stockholders. None.

        (f)    Eligibility for Listing or Trading. The Company's common stock is quoted through the Pink Sheets. Immediately prior to the Offer, the Company's common stock will not be traded on an automated quotations system operated by a national securities association. Following such transaction, the Company will not take any steps to qualify the Company's common stock for trading on any automated quotations system operated by a national securities association. The Company's common stock will continue to be quoted through Pink Sheets.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

        (a)   Transactions. At December 31, 2005 and 2006, the Company invested funds in certificates of deposit at Capital Bank N.A., a financial institution. Mr. Frank E. Williams, Jr., a member of the Board of Directors, serves as a member of Capital Bank N.A.'s board of directors. The certificates of deposits totaled $3.0 million and $1.1 million at December 31, 2005 and 2006, respectively. The certificates of deposit bore a market rate of interest, matured in April 2007 and were not renewed upon maturity.

        (b)   Significant Corporate Events. Not applicable.

        (c)   Negotiations or Contacts. Not applicable.

        (e)   Agreements Involving the Subject Company's Securities. Not applicable.

Item 6. Purpose of the Transaction and Plans or Proposals.

        (b)   Use of Securities Acquired. The Shares purchased in this Offer will be cancelled.

        (c)   Plans. The information set forth in the Offer to Purchase under the sections "The Offer—Purpose of the Offer; Certain Effects of the Offer," "The Offer—Price Range of Shares; Dividends," "Special Factors—Purpose of the Offer," "Special Factors—Reasons for the Offer" and "Special Factors—Effects of the Offer on the Company" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

        (a)   Purposes. The information set forth in the Offer to Purchase under the sections "Summary Term Sheet," "Special Factors—Purpose of the Offer" and "The Offer—Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

        (b)   Alternatives. The information set forth in the Offer to Purchase under the section "Special Factors—Background of the Offer; Alternatives Considered by the Board of Directors" is incorporated herein by reference.

        (c)   Reasons. The information set forth in the Offer to Purchase under the sections "Summary Term Sheet" and "Special Factors—Reasons for the Offer" is incorporated herein by reference.

        (d)   Effects. The information set forth in the Offer to Purchase under the sections "Summary Term Sheet," "Special Factors—Effects of the Tender Offer on Affiliated Stockholders," "Special Factors—Effects of the Tender Offer on Unaffiliated Stockholders," "Special Factors—Effects of the Offer on the Company," and "The Offer—Certain U.S. Federal Income Tax Consequences" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

        (a)   Fairness. The information set forth in the Offer to Purchase under the sections "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Offer" and "Special Factors—Fairness of the Offer" is incorporated herein by reference.

        (b)   Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the sections "Special Factors—Background of the Offer; Alternatives Considered by the Board" and "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Offer" is incorporated herein by reference.

        (c)   Approval of Security Holders. The transaction is not structured to require approval of at least a majority of unaffiliated security holders.

        (d)   Unaffiliated Representative. The information set forth in the Offer to Purchase under the sections "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Offer—Procedural Factors Disfavoring the Offer and Interests of the Company's Directors and Executive Officers in the Offer" is incorporated herein by reference.

        (e)   Approval of Directors. This Offer was approved by the unanimous vote of our Board of Directors, including all of the directors who are not Company employees. The information set forth in the Offer to Purchase under the section "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Offer—Procedural Factors Disfavoring the Offer and Interests of the Company's Directors and Executive Officers in the Offer" is incorporated herein by reference.

        (f)    Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Current Negotiations.

        (a)   Report, Opinion or Appraisal. The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transaction set forth in the Offer to Purchase. The information set forth in the Offer to Purchase under the sections "Summary Term Sheet" and "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Offer—Procedural Factors Disfavoring the Offer and Interests of the Company's Directors and Executive Officers in the Offer" is incorporated herein by reference.

        (b)   Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

        (c)   Availability of Documents. Not applicable.

Item 10. Source and Amount of Funds or Other Consideration.

        (a)   Source of Funds. The information set forth in the Offer to Purchase under the section "The Offer—Source and Amount of Funds" is incorporated herein by reference.

        (b)   Conditions. The Offer is not conditioned on any minimum number of shares being tendered.

        (c)   Expenses. The information set forth in the Offer to Purchase under the sections "The Offer—Source and Amount of Funds" and "The Offer—Fees and Expenses" is incorporated herein by reference.

        (d)   Borrowed Funds. None.

Item 11. Interest in Securities of the Subject Company.

        (a)   Security Ownership. The information set forth in the Offer to Purchase under the section "The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

        (b)   Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

        (d)   Intent to Tender or Vote in a Going-Private Transaction. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell his, her or its Common Stock pursuant to the Offer, as all such persons either own at least 100 Shares or own no Shares.

        (e)   Recommendations of Others. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the Offer. The information set forth in the Offer to Purchase under the sections "Summary Term Sheet" and "The Offer—Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

Item 13. Financial Statements.

        (a)   Financial Information. The information set forth in (i) the Offer to Purchase under the section "The Offer—Certain Information Concerning Us—Summary Financial Information," (ii) the financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and (iii) the financial statements included in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, in each case, is incorporated herein by reference.

        (b)   Pro Forma Information. Not applicable.

        (c)   Summary Information. The information set forth in the Offer to Purchase under the section "The Offer—Certain Information Concerning Us—Summary Financial Information" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Solicitation or Recommendations. The Company has retained Georgeson Inc., as program manager, to assist in distributing the Offer to Purchase and, if requested by the Company, making telephone calls and otherwise assisting the Company in contacting eligible stockholders. Other than Georgeson Inc., the Company has not retained any outside person to make solicitations in connection with the Offer. The Company has retained Computershare Trust Company, N.A., to act as depositary and paying agent for the Offer. No person has been authorized to make any recommendation on behalf of the Company or its board of directors as to whether stockholders should tender shares pursuant to the Offer. No other person has been authorized to give any information or to make any representation in connection with the Offer to Purchase other than those contained in the Offer to Purchase or in the Card. The program manager and depositary will be paid customary fees and expenses for their services. See Item 10(c) above. The information set forth in the Offer to Purchase under the section "The Offer—Fees and Expenses" is incorporated by reference herein.

        (b)   Employees and Corporate Assets. The information set forth in the Offer to Purchase under the sections "The Offer—Source and Amount of Funds" and "The Offer—Fees and Expenses" is incorporated herein by reference.

Item 15. Additional Information.

        (b)   Other Material Information. Not applicable.

Item 16. Exhibits.

        (a)(1)(i) Offer to Purchase for Cash dated October 25, 2007.

        (a)(1)(ii) Form of Acceptance Card with letter to odd-lot record holders.

        (a)(1)(iii) Form of Acceptance Card with letter to odd-lot holders of unexchanged Old Kaiser shares.

        (a)(1)(iv) Form of letter to odd-lot beneficial holders.

        (a)(1)(v) Form of letter to holders ineligible to participate.

        (b)   Not applicable.

        (c)   Not applicable.

        (d)   Not applicable.

        (f)    Not applicable.

        (g)   Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER GROUP HOLDINGS, INC.
By:	/s/ Douglas W. McMinn
Name:	Douglas W. McMinn
Title:	President and Chief Executive Officer
Date:	October 25, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase for Cash dated October 25, 2007.
(a)(1)(ii)	Form of Acceptance Card with letter to odd-lot record holders.
(a)(1)(iii)	Form of Acceptance Card with letter to odd-lot holders of unexchanged Old Kaiser shares.
(a)(1)(iv)	Form of letter to odd-lot beneficial holders.
(a)(1)(v)	Form of letter to holders ineligible to participate.

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Introduction
SIGNATURES
EXHIBIT INDEX